

1
ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

RECEIVED 2007 MAY -3 A 7:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

TO:	The Office of International Corporate Finance
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Thursday, 17 August 2006
SUBJECT:	ASX Announcement
PAGES (Inc. cover)	37

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were released by the Australian Stock Exchange –

1. Cbio Limited – Sale of BresaGen Limited Shares, dated 11 August, 2006.
2. Amendment to appendix 3b issued on 9 August, dated 16 August, 2006
3. Target Statement, dated 17 August, 2006.

SUPPL





07023185

Yours sincerely
Irene Thompson

for
Trudy Fenton
Corporate Administrator

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

If there are any problems with this transmission, call 08 8234 2660



ASX Release: 16 August 2006

Amendment to appendix 3b issued on 9 August

Following is an appendix 3b amending the appendix 3b that was released to the market on 9 August 2006.

The total issued capital shown on lines 8 and 42 of 149,861,104 of the appendix 3b released to the market on 9 August 2006 should have been shown as 149,861,704.

All other details are correct'

Bryan Dulhunty
Company Secretary

About BresaGen Limited (ASX:BGN)
BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies. www.bresagen.com.au.

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,406,074 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Conversion of 1 issued convertible note at 20% discount to 90 day VWAP or 7.112 cents per share

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7.112 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	149,861,704	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer attachment 1 1	Options $100,000 convertible note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	1,406,074
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Issued upon conversion of 1 $100,000 convertible note

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	149,861,704	Ordinary Shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed
(Company Secretary)

Date: 16 August 2006

Print name: Bryan Dulhunty
(Company Secretary)

== == == == ==

Attachment 1 – BresaGen Limited Appendix 3B - 9 August 2006

Options on issue as at 9 August 2006

Employee Share Option Plan

Number	Exercise Price	Expiry date
263,334	$1.00	18 Oct 2009
7,500	$1.50	19 May, 2010
127,500	$1.50	10 Oct, 2010
20,316	$1.01	30 June 2012
3,334,000	$0.40	2010-2011
1,850,000	$0.10	1 July 2011
5,602,650		

Other Options

Number	Exercise Price	Expiry date
100,000	$0.30	8 May 2008
50,000	$0.31	26 August 2008
25,000	$1.48	29 Nov 2009
3,915,000	$0.12	5 December 2010
25,000	$0.2725	30 May 2013
4,115,000		

Options issued to Directors and senior executives

Number	Exercise Price	Expiry date
4,500,000	$0.12	16 Dec 2009
5,000,000	$0.32	30 May 2010
9,500,000		



17 August 2006

The Announcements Office
Australian Stock Exchange Limited
ADELAIDE SA 5000

Dear Sir/Madam

BRESAGEN LIMITED - OFF MARKET TAKEOVER BID BY HOSPIRA HOLDINGS (S.A.) PTY LTD

BresaGen Limited ACN 007 988 767 (ASX Code BGN) has today lodged its Target's Statement with the Australian Securities & Investments Commission, a copy of which is now provided to Australian Stock Exchange Limited in compliance with section 633(1), item 14.

The Target's Statement is intended to be despatched to shareholders in BresaGen Limited as soon as possible.

Yours sincerely

Stephen Jones
Chairman



TARGET'S STATEMENT

For Recommended Cash Offer by

Hospira Holdings (S.A.) Pty Ltd

(ACN 121 147 019)

to acquire all of your ordinary shares in

BresaGen Limited

(ABN 60 007 988 767)

for 14 cents in cash per BresaGen Share

BRESAGEN LIMITED DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU ACCEPT THE OFFER

(in the absence of a higher priced offer)

THIS DOCUMENT CONTAINS IMPORTANT INFORMATION AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT YOU SHOULD CONSULT YOUR STOCKBROKER, LEGAL OR FINANCIAL ADVISER.

This Offer is scheduled to open on [date] 2006 and close on [date] 2006 unless extended. If you have any questions about the Offer, please contact the Offer Information Line on 1300 309 570 (callers within Australia), or +61 3 9415 4345 (callers from outside Australia). In accordance with legal requirements, all calls to these numbers will be recorded.

Legal Adviser



McCULLOUGH ROBERTSON
lawyers

446206-v1\SYDDMS\EGB

TABLE OF CONTENTS

KEY DATES

Date of Bidder's Statement	15 August 2006
Date of this Target's Statement	17 August 2006
Date of Offer	XX 2006
Closing date of Hospira's Offer Period*	XX 2006

* unless withdrawn or extended by Hospira.

SHAREHOLDER INFORMATION

The Directors of BresaGen Limited are committed to ensuring shareholders will be kept informed of developments. Important developments under the control of BresaGen Limited will be notified direct to shareholders. Other developments may necessitate enquiries of the Bidder, Hospira Holdings (S.A.) Pty Ltd. Shareholders can make enquiries through the help line established by the Bidder for this purpose on 1300 309 570 (callers within Australia) or +61 3 9415 4345 (callers from outside Australia).

IMPORTANT NOTICES

Nature of this document

This document is a Target's Statement issued by BresaGen under Part 6.5 Division 3 of the Corporations Act in response to a Bidder's Statement issued by Hospira.

Defined terms

A number of defined terms are used in this Target's Statement. These terms are explained in section 1 of this document.

Not personal advice

This Target's Statement does not take into account individual objectives, financial situations or particular circumstances. It does not contain personal, financial or taxation advice. The BresaGen Directors encourage shareholders to seek their own independent financial and taxation advice before making a decision as to whether or not to accept the Offer.

Disclaimer as to forward looking statements

In addition to the historical information that is contained in this Target's Statement, some of the statements appearing in this Target's Statement may be in the nature of forward looking statements. Shareholders should be aware that such statements are hypothetical only and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which BresaGen operates as well as general economic conditions, prevailing exchange rates, and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of BresaGen, BresaGen's officers, any persons named in this Target's Statement, or any person involved in the preparation of this Target's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. The forward looking statements in this Target's Statement reflect views held only as at the date of this Target's Statement.

DISCLAIMER

A copy of this Target's Statement has been lodged with the Australian Securities and Investments Commission ('ASIC'). Neither ASIC nor any of its officers take any responsibility for the content of this Target's Statement.



17 August 2006

Dear Shareholder

OFFER BY HOSPIRA HOLDINGS (S.A.) PTY LTD TO ACQUIRE ALL THE SHARES IN BRESAGEN LIMITED ('OFFER')

On 11 August 2006, the directors of BresaGen Limited and Hospira Holdings (S.A.) Pty Ltd announced that the Board of BresaGen had agreed to recommend the acquisition of BresaGen by Hospira. Hospira is offering $0.14 cash for every BresaGen Share that you hold.

This Offer is separate to the offer also made by Hospira to acquire all of the outstanding Options in BresaGen from Optionholders.

Your directors believe that the acquisition is in the best interests of BresaGen shareholders, and therefore unanimously recommend that you ACCEPT Hospira's Offer for all of your BresaGen Shares, in the absence of a higher priced offer.

The directors of BresaGen have carefully considered a number of strategic alternatives and consider the acquisition to represent the best opportunity for shareholders. The directors believe that the acquisition provides the best possible outcome for BresaGen shareholders.

The key reasons for the directors' recommendation to accept the Offer include:

(a) The Offer represents a significant premium to the recent trading prices of BresaGen Shares, notably:

- a premium of 47.4% to the price of BresaGen Shares on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted; and
- a premium of 56.4% to the volume weighted average price of BresaGen Shares for the 30 days until 3 August 2006; and
- a 74.2% premium to BresaGen's volume weighted average price since 1 January 2005.

(b) Hospira has acquired a 19.95% shareholding in BresaGen from CBio Limited, and CBio Limited has stated that it intends to accept the Offer for its remaining shares, in the absence of a higher priced offer emerging.

(c) There is no competing offer, and:

- BresaGen considers the likelihood of another bidder being successful as remote;
- the price of BresaGen Shares may fall if the Offer lapses;

(d) The Offer provides a cash exit for BresaGen Shareholders, with no brokerage fees payable;

(e) The Offer provides a cost efficient mechanism for disposal of unmarketable parcels of BresaGen Shares;

(f) The Offer presents a potential opportunity for BresaGen to maximise the utilisation of its South Australian facilities.

Each of these points are explained in further detail in this Target's Statement. You are encouraged to read both the Bidder's Statement and this Target's Statement in their entirety before making your decision in relation to Hospira's Offer.

You should also be aware that all of BresaGen's directors intend to accept Hospira's Offer in respect of all BresaGen Shares and Options they hold or control in the absence of a higher priced offer.

The BresaGen directors unanimously believe the Offer is in the best interests of shareholders and that you should ACCEPT Hospira's Offer, in the absence of a higher priced offer.

Yours sincerely,



Stephen Jones
Chairman

SUMMARY OF THE OFFER

The Offer

Hospira (a wholly owned subsidiary of Hospira, Inc.) is offering to acquire all of your BresaGen Shares by way of an off-market takeover bid.

Consideration

If you accept the Offer, you will (subject to the satisfaction or waiver of the Conditions to the Offer) receive 14 cents cash for every BresaGen Share you hold.

When to accept the Offer

This Offer is open now. You may accept the Offer at any time during the Offer Period, which is currently scheduled to close at 7:00 pm (Adelaide time) on [insert] 2006, unless it is extended. Acceptances must be received before the end of the Offer Period.

How to accept the Offer

To accept the Offer, you may simply complete the enclosed Acceptance Form in accordance with the instructions on the form and return it in the envelope provided, which is postage-paid within Australia.
Alternatively, you may otherwise follow the detailed instructions set out in Section 6.7 of the Bidder's Statement.

Payment Dates

If you validly accept the Offer and the contract resulting from your acceptance becomes unconditional, you will be sent payment of the Offer Consideration on or before the earlier of:

- one month after the date of your acceptance, or if the Offer is subject to a Condition when you accept it, one month after the date the Offer becomes unconditional; or
- 21 days after the end of the Offer Period.

Conditions

The Offer is subject to the Conditions set out in Section 6.9 of the Bidder's Statement. In summary, the key Conditions of the Offer are:

- minimum 90% acceptance of the Offer;
- obtaining all required regulatory approvals (but there is no requirement for FIRB Approval);
- no regulatory action or contravention;
- no material adverse change in BresaGen;
- no distribution declared or paid by BresaGen;
- no other party acquires a relevant interest of 10% or more of BresaGen;
- BresaGen does not enter into any international development or supply agreement; and;

- no Prescribed Occurrences.

However, Hospira may choose to waive any of these Conditions in accordance with the Corporations Act.

Closing date

The Offer is currently scheduled to close at 7:00pm (Adelaide time) on [insert] 2006, unless it is extended.

Compulsory Acquisition

If you do not accept the Offer and Hospira becomes entitled to acquire your BresaGen Shares under the compulsory acquisition provisions of the Corporations Act, Hospira intends to exercise its rights to acquire your BresaGen Shares. In those circumstances, you will be paid later than BresaGen Shareholders who accept the Offer.

If Hospira does not become entitled to compulsorily acquire your BresaGen Shares you will remain a BresaGen Shareholder.

Brokerage and Stamp Duty

You are not required to pay brokerage, goods and services tax or stamp duty if you accept the Offer. Any such costs will be borne by Hospira.

Tax Consequences

A general outline of the major tax implications of accepting the Offer are set out in Section 7 of the Bidder's Statement. Your own personal circumstances may affect your individual tax position. Accordingly, you should read Section 7 of the Bidder's Statement carefully, taking into account your personal situation and, if necessary, consult with your financial and taxation advisers.

Further information

If you have any queries about the Offer (including how to accept the Offer), please call the Offer Information Line on 1300 309 570 (callers within Australia) or +61 3 9415 4345 (callers from outside Australia). The Offer Information Line is open Monday to Friday, 8.30am to 5.00pm, Adelaide time.

Please note that for legal reasons, all calls to these numbers will be recorded. Enquiries in relation to the Offer will not be taken on any other telephone numbers.

WHY YOUR DIRECTORS RECOMMEND THAT YOU ACCEPT HOSPIRA'S OFFER

Unanimous recommendation by the BresaGen Directors

- The BresaGen Directors have unanimously recommended that you accept the Offer in the absence of a higher priced offer emerging.
- Each of the BresaGen Directors intends to accept the Offer in respect of the BresaGen Shares (and the offer for Options in respect of the Options) which they own or control, in the absence of a higher priced offer emerging.

Intentions of Key BresaGen Shareholder

- Hospira has acquired a 19.95% shareholding in BresaGen from CBio Limited, and is now BresaGen's largest shareholder. CBio Limited has announced that it also intends to accept the Offer in respect of its remaining BresaGen Shares, in the absence of a higher priced offer emerging.

The Offer represents a significant premium to the recent trading prices of BresaGen Shares

The Offer of 14 cents per BresaGen Share represents a significant premium to the trading price of BresaGen Shares prior to the Offer:

- a premium of 47.4% to the price of BresaGen Shares on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted; and
- a premium of 56.4% to the volume weighted average price of BresaGen Shares for the 30 days until 3 August 2006; and
- a 74.2% premium to BresaGen's volume weighted average price since 1 January 2005.


Price per share (cents)
16.0
15.0
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Hospira offer price of 14cps
47.4%
56.4%
57.7%
9.50c
8.95c
8.88c
Closing price
3 August 2006
30 day
volume weighted
average price to
3 August 2006
3 month
volume weighted
average price to
3 August 2006

Note: Price per share rounded to 2 decimal places

Hospira's offer represents a 74.2% premium to the volume weighted average trading price of BresaGen shares since 1 January 2005[1]


Price per share (cents)
Hospira offer price of 14cps
16.0
15.0
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1-Jan-05
1-Apr-05
1-Jul-05
1-Oct-05
1-Jan-06
1-Apr-06
1-Jul-06

[1] For the period up to and including 3 August 2006, the last day of trading before trading in BresaGen shares was halted

There is no competing offer and BresaGen considers the likelihood of another bidder being successful as remote

At this time, no other party has made an offer for BresaGen. Further, Hospira has a current shareholding of 19.95% of BresaGen Shares. This will preclude any other bidder from reaching the minimum ownership level required to proceed to compulsory acquisition under Australian takeovers law. BresaGen therefore considers the likelihood of any other bidder being successful as remote.

BresaGen's share price may fall if the Offer lapses

For the two month period prior to the announcement of the Offer, BresaGen's share price traded between 7.1 cents per share and 10 cents per share, closing at 9.5 cents per share on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted. Following, the announcement of the Offer, BresaGen's share price has traded between 13 cents and 14 cents per share, closing at 13.5 cents per share on 14 August 2006 (being the last day prior to lodgement of the Bidder's Statement by Hospira). Whilst there are many factors that influence the market price of BresaGen Shares, there is a risk that the BresaGen share price may fall if the Offer lapses without Hospira being able to compulsorily acquire the remaining Shares which have not been accepted the Offer.

The Offer provides a cash exit for BresaGen Shareholders, and you will incur no brokerage fees

The Offer provides you with certainty of cash and immediate value for your BresaGen Shares at a substantial premium to historical trading levels. By accepting the Offer:

- you will receive 14 cents per BresaGen Share (subject to the Conditions of the Offer being satisfied or waived);
- you will not incur brokerage fees by accepting the Offer that may otherwise be payable if you choose to sell your BresaGen Shares on the ASX; and
- you will be paid the Offer Consideration either within one month after the date of your acceptance or, if the Offer is subject to a Condition when you accept it, one month after

the date on which the Offer becomes unconditional. In any event, you will be paid the Offer Consideration within 21 days after the close of the Offer Period, assuming the Offer becomes unconditional.

Cost efficient disposal mechanism for holders of unmarketable parcels of BresaGen Shares

If you hold a parcel of unmarketable BresaGen Shares (being a shareholding of less than $500), accepting the Offer provides an efficient and cheap mechanism to sell your BresaGen Shares and avoid brokerage costs (which can represent a significant proportion of your proceeds).

Potential for BresaGen to maximise use of facilities

The Offer presents a potential opportunity (through the network and global presence of Hospira's parent company, Hospira, Inc.) to maximise the utilisation of BresaGen's South Australian facilities.

Development of BresaGen's leading facilities (and the successful restructuring of BresaGen subsequent to voluntary administration in 2004) has been in significant part due to the support of the South Australian Government, Bio Innovation SA and the South Australian Land Management Corporation. These parties provided the financial support necessary to build these currently underutilised facilities

TARGET'S STATEMENT

BY Directors of BresaGen Limited
ACN 007 988 767

PURSUANT TO DIVISION 3 OF PART 6.5 OF THE CORPORATIONS ACT

This Target's Statement is made in response to the Bidder's Statement dated 15 August 2006 by Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019. It relates to an off-market offer ('**Offer**') for the acquisition of all of the residual shareholding interests in BresaGen, and offers $0.14 for each BresaGen Share.

1. DEFINITIONS

In this Target's Statement, except to the extent the context otherwise requires:

'**Acceptance Form**' means the acceptance forms accompanying the Bidder's Statement;

'**ASIC**' means Australian Securities & Investments Commission;

'**ASX**' means Australian Stock Exchange Limited;

'**Bidder's Statement**' means the Bidder's Statement dated 15 August 2006 which has been served on BresaGen in relation to the off-market offer pursuant to section 633 of the *Corporations Act* and which contains the Offer;

'**Board**' means the Board of Directors of BresaGen;

'**BresaGen**' means BresaGen Limited ACN 007 988 767;

'**BresaGen Shares**' means the existing issued fully paid ordinary shares in BresaGen;

'**Directors**' means the directors of BresaGen;

'**Hospira**' means Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019 whose registered office is at Level 27, 50 Bridge Street, Sydney (a wholly owned subsidiary of Hospira Inc, a New York Stock Exchange listed company), which is the party described as '**the Bidder**' for the purposes of the Bidder's Statement.

'**Corporations Act**' means the *Corporations Act 2001 (Cth)*, as amended from time to time;

'**Directors**' means all of the directors of BresaGen;

'**Offer**' means the offer by Hospira to acquire BresaGen Shares contained in section 6 of the Bidder's Statement;

'**Offer Period**' means the period during which the Offer is to remain open for acceptance in accordance with section 6.6 of the Bidder's Statement;

'**Option**' or '**BresaGen Option**' means an option to acquire a BresaGen Share;

'**Register Date**' means [insert] 2006, being the date set by Hospira under section 633(2) of the *Corporations Act*;

'**Rights**' has the meaning given to it in section 10.1 of the Bidder's Statement;

'**Takeover Bid**' means the off-market takeover bid made by Hospira pursuant to the Bidder's Statement for all the BresaGen Shares under Part 6 of the *Corporations Act*; and

'**Target's Statement**' means this document, being the statement of BresaGen under Part 6.5 Division 3 of the *Corporations Act*.

2. SUMMARY OF OFFER

2.1 Hospira's Offer

Hospira is offering $0.14 for every BresaGen Share. The Offer is subject to a number of conditions which are summarised in section 5.2 of this Target's Statement.

This Offer is separate to the offer also made by Hospira to acquire all of the outstanding Options in BresaGen from Optionholders as described in Section 9.3.

2.2 Directors' recommendation in relation to the Offer

The BresaGen Directors are :

- Mr Stephen Jones – Chairman
- Dr Wolf Hanisch – Managing Director
- Dr Michael Monsour – Non-Executive Director
- Mr Geoff Thomas – Non-Executive Director
- Dr Meera Verma – Director and Chief Operating Officer.

After taking into account each of the matters in this Target's Statement and in the Bidder's Statement, each of your Directors recommend that you **ACCEPT** the Offer, in the absence of a higher priced offer.

In considering whether to accept the Offer, your Directors encourage you to:

(a) read the whole of this Target's Statement and the Bidder's Statement;

(b) have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances;

(c) consider the alternatives noted in section 4 of this Target's Statement; and

(d) obtain financial advice from your broker or financial adviser upon the Offer and obtain taxation advice on the effect of accepting the Offer.

A summary of the reasons for your Directors' recommendation is as follows:

(a) The Offer represents a significant premium to the recent trading prices of BresaGen Shares, notably:

- a premium of 47.4% to the price of BresaGen Shares on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted; and
- a premium of 56.4% to the volume weighted average price of BresaGen Shares for the 30 days until 3 August 2006; and
- a 74.2% premium to BresaGen's volume weighted average price since 1 January 2005.

(b) Hospira has acquired a 19.95% shareholding in BresaGen from CBio Limited, and CBio Limited has stated that it intends to accept the Offer for its remaining shares, in the absence of a higher priced offer emerging.

(c) There is no competing offer, and:

- BresaGen considers the likelihood of another bidder being successful as remote;

- the price of BresaGen Shares may fall if the Offer lapses;

(d) The Offer provides a cash exit for BresaGen Shareholders, with no brokerage fees payable;

(e) The Offer provides a cost efficient mechanism for disposal of unmarketable parcels of BresaGen Shares;

(f) The Offer presents a significant potential opportunity for BresaGen to maximise the utilisation of its South Australian facilities.

2.3 Intentions of your directors in relation to the offer

Each director of BresaGen (excluding Mr Geoff Thomas) has a relevant interest in BresaGen Shares and Options and presently intends to accept the Offer in relation to those Shares (and the offer for Options described in Section 9.3), in the absence of a higher priced offer.

Details of the relevant interests of each BresaGen director in BresaGen Shares and Options are set out in section 7.1 of this Target's Statement.

3. IMPORTANT MATTERS FOR BRESAGEN SHAREHOLDERS TO CONSIDER

3.1 Hospira's Offer

Hospira announced its intention to make its Takeover Bid for BresaGen on 11 August 2006. A summary of the Offer is contained in section 5 of this Target's Statement.

Hospira's Offer is open for acceptance until 7.00 pm (Adelaide time) on [insert date] 2006, unless it is extended or withdrawn. Section 6.18 of the Bidder's Statement describes the circumstances in which Hospira can withdraw its Offer.

3.2 Value of Hospira's Offer

Hospira is offering $0.14 for each BresaGen Share.

At the time of the issue of the Bidder's Statement dated 15 August 2006, the Hospira Offer valued BresaGen at approximately $21 million.

3.3 BresaGen Securities

BresaGen had, at the date of the Bidder's Statement, 149,861,704 BresaGen Shares on issue, and 19,217,650 BresaGen Options. Of the total number of BresaGen securities:

(a) 6,675,055 BresaGen Shares, representing approximately 4.45% of BresaGen's Shares, and 4,575,000 BresaGen Options representing approximately 23.8% of BresaGen's Options, are held by BresaGen Directors or are Shares and Options in which they have a relevant interest; and

(b) Hospira has a relevant interest in 19.95% of BresaGen Shares through the sale to it by CBio Limited of 29,897,290 shares on 11 August 2006.

The BresaGen Directors and their associated entities intend to ACCEPT the Offer in the absence of a higher priced offer. This is relevant to all other holders of BresaGen Shares and BresaGen Options in determining whether or not to accept the Offer.

No Director of BresaGen has acquired or disposed of a relevant interest in any BresaGen Shares in the four month period ending on the date immediately before the date of this Target's Statement.

BresaGen also has on issue one Convertible Note with a face value of $100,000. BresaGen has agreed that this will be terminated on the date that Hospira has a relevant interest in at least 90% (by number) of BresaGen Shares and all liabilities under that convertible note will be released in exchange for repayment of the $100,000 face value.

BresaGen security holders should read the Bidder's Statement and this Target's Statement which sets out information required under the *Corporations Act 2001*. Apart from BresaGen Shares, BresaGen Options and the abovementioned Convertible Note, BresaGen has no other securities on issue.

3.4 **Substantial holders**

The following entities have (together with any of their associates) relevant interests in 5% or more of BresaGen's Shares:

Name	BresaGen Shares	Relevant interest in shares (%)
Hospira and Hospira, Inc and subsidiaries	29,897,290	19.95
CBio Limited	25,575,704	17.07
Paragon Equity Limited	18,255,637	12.18

4. YOUR CHOICES AS A HOLDER OF BRESAGEN SHARES or BRESAGEN options

Your directors recommend that you ACCEPT the Offer, in the absence of a higher priced offer.

However, as a holder of BresaGen Shares, there are three choices currently available.

4.1 Accept the Offer

BresaGen Shareholders may elect to accept Hospira's cash Offer of $0.14 for every BresaGen share.

Details about how to accept the Offer are described in section 6.7 of the Bidder's Statement.

4.2 Sell your BresaGen Shares on market

During a takeover, shareholders in BresaGen can still sell their shares on market for cash.

The latest price for BresaGen Shares may be obtained from the ASX website www.asx.com.au.

Shareholders who sell their BresaGen Shares on market may have a capital gain or a capital loss on the disposal of their BresaGen securities, and may be liable for capital gains tax and a brokerage charge.

BresaGen shareholders who wish to sell their BresaGen Shares on market should contact their broker for information.

4.3 Do not accept the Offer and do not sell your Shares on market

BresaGen Shareholders who do not wish to accept the Offer or sell their BresaGen Shares on market should do nothing.

Shareholders should note that if Hospira acquires 90% of the Shares it will be entitled to compulsorily acquire the Shares that it does not already own (see section 5.6 of this Target's statement for further details).

5. KEY FEATURES OF THE OFFER

5.1 Consideration

Hospira is offering $0.14 for each BresaGen Share.

5.2 Conditions of the Offer

Hospira's Offer is subject to a number of conditions. Those conditions are set out in full in section 6.9 of the Bidder's Statement.

By way of a broad overview, the conditions to the Offer are:

(a) before the end of the Offer Period, Hospira has a relevant interest in 90% or more of BresaGen Shares then on issue;

(b) before the end of the Offer Period, all approvals or consents that are required by law, as are necessary to permit the Offer to be lawfully made to and accepted by BresaGen Shareholders and the acquisition of the BresaGen Shares by Hospira, are granted;

(c) between the Announcement Date and the end of the Offer Period no regulatory action or contravention occurs that impedes or adversely affects the making of the Offer;

(d) between the Announcement Date and the end of the Offer Period there is no material adverse change in BresaGen;

(e) between the Announcement Date and the end of the Offer Period no distribution is declared or paid by BresaGen;

(f) between the Announcement Date and the end of the Offer Period no other party acquires a relevant interest of 10% or more of BresaGen;

(g) between the Announcement Date and the end of the Offer Period BresaGen does not enter into any international development or supply agreement;

(h) the acquisition of the BresaGen Shares by Hospira will not require Hospira, Inc., or any US person, to act in a manner inconsistent with the U.S. Export Administration Regulations or any of the various sanction programs administered by the U.S Treasury Department's Office of Foreign Asset Control;

(i) between the time the Bidder's Statement is given to BresaGen and the end of the Offer Period no Prescribed Occurrences occur which include BresaGen:

- reducing its share capital;
- entering into a buy-back agreement;
- issues or agrees to issue shares (other than as a result of the exercise of Options) or convertible notes;
- disposes or agrees to dispose of or charge the whole or a substantial part of its business or property;
- resolving to be wound up;
- has a liquidator, provisional liquidator, administrator, receiver or receiver and manger appointed
- executes a Deed of Company Arrangement

However, Hospira may choose to waive any of these Conditions in accordance with the Bidder's Statement and the Corporations Act.

5.3 **Offer Period**

The Offer is dated [insert] August 2006 and commences on [insert] August 2006. It will remain open for acceptance until 7.00 pm (Adelaide time) on [insert] 2006.

The circumstances in which Hospira may withdraw its Offer are set out in section 6.18 of the Bidder's Statement.

5.4 **Effect of acceptance**

The effect of acceptance of the Offer is set out in section 6.14 of the Bidder's Statement. Holders of BresaGen Shares should read that section in full to understand the effect that acceptance will have on their ability to exercise the Rights attaching to their BresaGen Shares and the representations and warranties which they give by acceptance of the Offer.

5.5 **Consideration**

Hospira has set out in section 6.15 of the Bidder's Statement, the timing of the payment of the Offer consideration to holders of BresaGen Shares who accept the Offer and BresaGen Options of the Hospira Shares to which they become entitled as a result of acceptance of the Offer. In general terms, the payment of the Offer consideration will occur on or before the earlier of:

(a) one month after the date the Offer is validly accepted by you under the Bidder's Statement or, if at the time of your acceptance the Offer is subject to a Condition (as set out in Section 6.9 of the Bidder's Statement), one month after the contract formed by your acceptance of the Offer becomes unconditional; or

(b) 21 days after the end of the Offer Period, assuming the Offer becomes unconditional;

provided that the relevant documents are forwarded to Hospira by the date required.

5.6 **Compulsory acquisition**

Hospira has indicated in section 5.2.1(a) of its Bidder's Statement that if it acquires a relevant interest in at least 90% of BresaGen Shares then on issue, which entitles it to compulsorily acquire all remaining BresaGen Shares and achieve 100% ownership of BresaGen, it intends to exercise that right.

Under section 661A of the *Corporations Act*, Hospira will be entitled to compulsorily acquire any BresaGen Shares in respect of which it has not received an acceptance of its Offer on the same terms of the Offer if, during at the end of the Offer Period, Hospira and its associates have a relevant interest in at least 90% (by number) of BresaGen Shares. The consideration per BresaGen Share that will be payable to BresaGen security holders whose securities are compulsorily acquired will be the same as that payable under Hospira's Offer.

If the 90% threshold is met, Hospira will have one month after the Offer Period within which to give compulsory acquisition notices to BresaGen shareholders who have not accepted the Offer. BresaGen shareholders have statutory rights to challenge the compulsory acquisition, but a successful challenge will require the shareholders to establish to the satisfaction of a Court that the terms of the Offer do not represent 'fair value' for the BresaGen Shares.

6. FINANCIAL INFORMATION AND RELATED MATTERS

BresaGen has published financial statements for the full year ended 30 June 2005 and for the 6 months ended 31 December 2005, the latter being announced on 7 March 2006.

The consolidated Group experienced an increase in revenue and improved performance during the half-year. Sales revenue for the half-year was $2,238,000 (2004: $780,000), an increase of 187%, driven by increases in both protEcol™ and Active Pharmaceutical Ingredient ('API') sale contracts.

The most recent unaudited Quarterly Report (Appendix 4C), however, shows that BresaGen holds a cash balance of $181,000 and experienced net operating cash outflows of $1,460,000 in the previous 12 months.

The Directors are therefore of the view that further funding would be required to sustain Bresagen's activities in the longer term, in the absence of the Takeover Bid.

Full details are set out in the full year, half-yearly and quaterly reports for BresaGen which are available on the ASX website at www.asx.com.au.

Except as set out elsewhere in this Target's Statement, the Directors are not aware of any material change to the financial position of BresaGen apart from that which has been publicly disclosed.

7. INFORMATION RELATING TO BRESAGEN DIRECTORS

7.1 Interests and dealings in BresaGen securities

As at the date of this Target's Statement, the Directors had the following relevant interests in BresaGen Shares and BresaGen Options.

Name of Director	Ordinary Shares	Options
Mr Stephen Jones	101,732	1,500,000
Dr Wolf Hanisch	309,000	1,500,000
Dr Michael Monsour	6,050,000	-
Mr Geoff Thomas	-	-
Dr Meera Verma	214,323	1,575,000

The Directors all intend to **ACCEPT** the Offer with respect to their own Shares and Shares they control if they do not receive a higher priced offer.

7.2 Directors' relevant interests in Hospira

No Director has a relevant interest (within the meaning of the *Corporations Act*) in any shares in Hospira.

7.3 Dealings in BresaGen Shares

No Director of BresaGen has acquired or disposed of a relevant interest in any BresaGen Shares in the four month period ending on the date immediately before the date of this Target's Statement.

7.4 No dealings in *Hospira* securities

No Director of BresaGen holds, or in the four month period before the date of this Target's Statement, has acquired or disposed of, a relevant interest in any securities in Hospira.

7.5 No benefits in connection with retirement from office

As a result of the Offer, no person has been, or will be, given any benefit (other than a benefit which can be given without member approval under the *Corporations Act*) in connection with the retirement of that person, or someone else, from a board or managerial office of BresaGen or related body corporate of BresaGen.

7.6 Proposed benefits to officers of BresaGen

No prescribed benefit (within the meaning of sub-section 200A(1) of the Corporations Act) will or may be given to a person in connection with the retirement of a person from a prescribed office in BresaGen.

No prescribed benefit will or may be given to a prescribed person (within the meaning of sub-sections 200C(1) and 200D(1) of the Corporations Act) in relation to BresaGen in connection with the transfer of the whole or any part of the undertaking or property of BresaGen.

7.7 **No benefits from Hospira**

None of the Directors of Hospira has agreed to receive, or is entitled to receive, any benefit from Hospira which is conditional on, or is related to, the Offer other than in their capacity as a holder of BresaGen Shares or BresaGen Options.

7.8 **No material agreements connected with or conditional on the Offer**

There are no material agreements made between any Director of BresaGen and any other person in connection with, or conditional upon, the outcome of the Offer, other than in their capacity as a holder of BresaGen Shares.

A Director, Geoff Thomas, is employed as CEO and holds a 1% interest in Paragon Advisory Pty Ltd (PAPL). PAPL manages the funds of Paragon Equity Limited (PEL). PEL is a substantial shareholder of BresaGen. Geoff Thomas holds less than 0.1% interest in PEL. PAPL has a profit sharing arrangement with PEL, however the sale of PEL's BresaGen Shares under the Offer will not trigger a profit sharing event.

7.9 **No material interests of BresaGen Directors in contracts with Hospira**

None of the Directors of BresaGen has any material interest in any contract entered into by Hospira.

7.10 **CBio Limited**

Shareholding

Subsequent to the restructure of BresaGen effective on 13 October 2004, CBio Limited acquired a significant stakeholding in the company. One of the key factors for CBio to do so was to ensure continued production and supply of Cpn10, which is integral to its research and commercialisation programme.

Two Directors of BresaGen Limited, Mr Stephen Jones and Dr Wolf Hanisch, are also directors of CBio Limited.

CBio resolved through its independent directors to dispose of 29,897,290 BresaGen Shares to Hospira on 11 August 2006. This represents 19.95% of BresaGen's issued ordinary shares.

CBio, through its independent directors, has also announced its intention to accept this Offer in relation to its remaining shareholding, which equates to 17.07% of BresaGen's issued ordinary shares, in the absence of a higher priced offer.

Convertible Note Facility

BresaGen operates a $3.4 million convertible note facility, which was approved by shareholders on 11 October 2004. At the date of this Target Statement $1.6 million has not been drawn down. CBio holds one convertible note with a face value of $100,000. The balance of the convertible notes have previously been converted into shares in BresaGen.

CBio Limited has agreed to terminate and release the outstanding convertible note (and the facility generally) in exchange for the payment of the sum of $100,000.

Were CBio to in fact convert the note under its original terms (effectively a discount to the 30 day weighted average value), it would stand to receive a number of shares with a correspondingly higher value under the Offer. CBio has agreed to forego such benefit as a result of the Takeover Bid.

Commercial Relationship

BresaGen continues to be a major supplier to CBio and is contracted to supply approximately $1.6 million of products and services on arm's length terms in the

next 12 months. BresaGen and CBio intend to perform that Agreement in accordance with its terms.

8. TAXATION CONSEQUENCES

Section 7 of the Bidder's Statement sets out an overview of the Australian income tax and capital gains tax implications for Australian residents (for taxation purposes) and non-residents who accept the Hospira Offer.

You should not rely on the comments or the statements contained in the Bidder's Statement as advice in relation to your own affairs. The taxation laws are complex and there could be implications in addition to those generally described in the Bidder's Statement.

Accordingly you should consult your own tax advisers for advice applicable to your individual needs and circumstances. To the greatest extent permitted by law, BresaGen does not accept any responsibility for tax implications for individual BresaGen shareholders.

If you are a director, employee or executive of BresaGen and hold BresaGen Shares that you received in respect of your employment, you should also obtain your own independent advice.

9. OTHER MATERIAL INFORMATION

9.1 Effect of the takeover on BresaGen's material contracts

The Directors are not aware of any material contract which is likely to be terminated or adversely affected as a result of the Takeover Bid.

It is a condition of the Offer that the acquisition of the BresaGen Shares by Hospira will not require Hospira, Inc., or any US person, to act in a manner inconsistent with the U.S. Export Administration Regulations or any of the various sanction programs administered by the U.S. Treasury Department's Office of Foreign Asset Control, insofar as they relate to contractual commitments by BresaGen. BresaGen will terminate certain contracts involving counter parties in countries which might potentially give rise to such inconsistency. The Directors are of the view that based upon year to date sales with these clients, such contracts are not material to BresaGen's future operations or financial position in the circumstances of the Takeover Bid.

BresaGen has a long term finance facility with the Land Management Corporation in South Australia, under which it has a liability of approximately $7,764,000. The facility is potentially repayable at call upon a change in control, however the Directors are currently of the opinion that the takeover by Hospira will not trigger such a call.

9.2 No material litigation

The Directors are not aware of any current material litigation in relation to BresaGen.

9.3 Effect of Offer on options in BresaGen's (including the BresaGen Limited Employee Options Incentive Plan and the BresaGen Limited Director and Senior Executive Options Incentive Plan)

BresaGen has on issue 19,217,650 options with exercise prices ranging from $0.10 to $1.50, including options issued under the BresaGen Limited Employee Options Incentive Plan.

The Directors of BresaGen have resolved and given irrevocable notice that optionholders are immediately entitled to exercise their Options until the time at which the offer period in relation to that Takeover Bid ends. Options issued under the BresaGen Limited Employee Options Incentive Plan shall lapse at the end of that offer period.

Contemporaneous with the Takeover Bid, Hospira will make a separate offer to acquire the Options ('Options Offer') at a price determined by subtraction of the relevant option's exercise price from the offer price under the Takeover Bid. For example, the offer price under the Takeover Bid is 14 cents per share and an Option has an exercise price of 12 cents, Hospira will offer to pay the holder of such Option the price of 2 cents. Options whose exercise price is 14 cents or more will be purchased for nil consideration.

As an alternative to the Options Offer, optionholders will be able to exercise their Options and participate in the Offer under the Takeover Bid.

9.4 Issued Capital

As at the date of this Target's Statement, BresaGen's issued capital consisted of:

(a) 149,861,704 fully paid ordinary shares;

(b) 19,217,650 options;

(c) one convertible note with a face value of $100,000.

9.5 Consents

The Directors of BresaGen have provided information for inclusion in this Target's Statement based on their knowledge and information available to them and each consents to the inclusion therein of statements based on statements made by them, and have not withdrawn those consents before this Target's Statement was lodged with ASIC.

As permitted by ASIC class order 01/1543, this Target's Statement contains statements which are made, or based on statements made, in documents lodged by Hospira with ASIC [or given to the ASX, or announced on the Company Announcements Platform of the ASX by Hospira]. Pursuant to the class order, the consent of Hospira is not required for the inclusion of such statements in this Target's Statement. Any BresaGen security holder who would like to receive a copy of any other documents may obtain a copy free of charge during the Offer Period by contacting the help line on 1300 309 570 (callers within Australia) or + 61 3 9415 4345 (callers from outside Australia). Any telephone call to this number will, as required by the *Corporations Act*, be tape recorded, indexed and stored.

In addition, as permitted by ASIC class order 03/635, this Target's Statement may include or be accompanied by certain statements:

(a) fairly representing a statement by an official person; or

(b) from a public official document or a published book, journal or comparable publication.

9.6 No other material information

This Target's Statement is required to include all of the information that BresaGen security holders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer, but:

(a) only to the extent to which it is reasonable for security holders and their professional advisers to expect to find this information in this Target's Statement; and

(b) only if the information is known to any Director of BresaGen.

The Directors of BresaGen are of the opinion that the information that BresaGen security holders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer is:

(a) the information contained in the Bidder's Statement (to the extent that the information is not inconsistent with or superseded by information in this Target's Statement);

(b) the information contained in BresaGen's releases to the ASX, and in the documents lodged by BresaGen with ASIC prior to the date of this Target's Statement; and

(c) the information contained in this Target's Statement.

The Directors of BresaGen have assumed, for the purposes of preparing this Target's Statement, that the information in the Bidder's Statement is accurate. However, the Directors of BresaGen do not take any responsibility for the contents of the Bidder's Statement, and are not to be taken as endorsing, in any way, any or all of the statements contained in it, except those statements which are attributed to BresaGen or its Directors.

In deciding what information should be included in this Target's Statement, the Directors of BresaGen have had regard to:

(a) the nature of the BresaGen Shares;

(b) the matters that shareholders may reasonably be expected to know;

(c) the fact that certain matters may reasonably be expected to be known to shareholders' professional advisers; and

(d) the time available for BresaGen to prepare this Target's Statement.

9.7 **Interpretation**

In this Target's Statement, except to the extent the context otherwise requires:

(a) words importing the singular include the plural and vice versa; and

(b) any gender include the other gender;

(c) if a word or phrase is defined cognate words and phrases have corresponding definitions;

(d) if a word or phrase is defined in the *Corporations Act*, it bears the same meaning; and

(e) a reference to:

- a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;
- a person includes the legal personal representatives, successors and assigns of that person;
- a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;
- a right includes a benefit, remedy, discretion, authority or power;
- time is to local time in Adelaide (unless otherwise expressly indicated;
- '$' or 'dollars' is a reference to the lawful currency of Australia;
- this or any other document includes the document as varied or replaced and notwithstanding any change in the identity of the parties;
- writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes facsimile transmission;
- any thing (including, without limitation, any amount) is a reference to the whole or any part of it and a reference to a group of things or persons is a reference to any one or more of them; and
- a clause is to a clause in this Target's Statement.

9.8 Headings are for ease of reference only and do not affect the interpretation of this Target's Statement.

10. AUTHORISATION OF TARGET'S STATEMENT

The Directors, have pursuant to a circular resolution dated 16 August 2006, approved the lodgement of this Target's Statement with ASIC. The Directors have authorised the Chairman to sign and date the Target's Statement.

Dated 17 August 2006



Stephen Jones
Chairman


CBio
limited
BioPharmaceuticals

Disclosure Announcement: 11 AUGUST 2006

CBio Limited - Sale of BresaGen Limited Shares

CBio has today completed the sale of 29,897,290 shares in BresaGen Limited to Hospira Holdings (S.A.) Pty Ltd ("Hospira") at a price of 14 cents per share, which represents 19.95% of BresaGen Limited's issued ordinary shares.

Hospira has now announced an offer for the remaining shares in BresaGen Limited of 14c per share.

In the absence of a higher priced offer being forthcoming, it is CBio's intention to accept the Hospira offer.

Bryan Dulhunty
Company Secretary

END